As filed with the U.S. Securities and Exchange Commission on January 17, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by Global Depositary Receipts

Philippine Long Distance Telephone Company
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer’s name into English)

The Republic of the Philippines
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, New York, NY 10081
Telephone (212) 552-4944
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 555 Madison Avenue, 11th Floor New York, New York 10022 (212) 319-7600	John Otoshi, Esq. Dewey Ballantine LLP Suite 701, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (852) 2509-7047

It is proposed that this filing become effective under Rule 466

        [ ]   immediately upon filing
[ ]   on (Date) at (Time)

             If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Global Depositary Shares evidenced by Global Depositary Receipts, each Global Depositary Share representing 1 share of Series III Convertible Preferred Stock of Philippine Long Distance Telephone Company	10,000,000 Global Depositary Shares	$0.05	$500,000	$46

(1)	Each Unit represents one Global Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of Global Depositary Receipts evidencing Global Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of Global Depositary Receipt (“GDR” or “Global Depositary Receipt”) included as Exhibit A to the Amendment to Deposit Agreement filed as Exhibit (a)(1) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of Global Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of Global Depositary Receipts and identity of deposited securities		Face of Global Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of Global Depositary Shares	Face of Global Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (20) and (21)
	(iii)	Collection and distribution of dividends	Paragraphs (15), (16), (17), (18) and (20)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (21) and (23)
	(v)	Sale or exercise of rights	Paragraph (17)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (22)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (29) and (30)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (23)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (5), (6), (7) and (13)
	(x)	Limitation upon the liability of the Depositary	Paragraphs (25) and (26)
(3)	Fees and Charges		Paragraph (9)

Item 2.	AVAILABLE INFORMATION

Item Number and Caption		Location in Form of Global Depositary Receipt Filed Herewith as Prospectus

(b)	Statement that Philippine Long Distance Telephone Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission — and that such reports can be inspected by holders of GDRs and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (14)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)	Form of Amendment No. 2 to Preferred Stock Deposit Agreement between JPMorgan Chase Bank, as successor depositary (the “Depositary”), and all holders from time to time of Global Depositary Receipts to be issued thereunder is filed herewith as Exhibit (a)(1).

(a)(2)	Amendment No. 1 to Preferred Stock Deposit Agreement dated as of September 6, 1999 between the Depositary and all holders from time to time of Global Depositary Receipts to be issued thereunder is filed herewith as Exhibit (a)(2).

(a)(3)	Deposit Agreement dated as of November 29, 1994 (the “Preferred Stock Deposit Agreement”) between the Depositary and all holders from time to time of Global Depositary Receipts to be issued thereunder is filed herewith as Exhibit (a)(3).

(b)(1)	Form of Amendment No. 2 to Preferred Stock Agreement between Philippine Long Distance Telephone Company (the “Company”) and the Depositary related to the Company’s Series III Convertible Preferred Stock and the deposit thereof in accordance with the Deposit Agreement, as amended is filed herewith as Exhibit (b)(1).

(b)(2)	Amendment No. 1 to Preferred Stock Agreement dated as of September 6, 1999 between the Company and the Depositary related to the Company’s Series III Convertible Preferred Stock and the deposit thereof in accordance with the Deposit Agreement, as amended is filed herewith as Exhibit (b)(2).

(b)(3)	Preferred Stock Agreement dated as of November 29, 1994 between the Company and the Depositary related to the Shares and the deposit thereof in accordance with the Deposit Agreement, as amended is filed herewith as Exhibit (b)(3).

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Global Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Global Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 16, 2003.

Legal entity created by the form of Deposit Agreement for the issuance of GDRs evidencing Global Depositary Shares
By:	JPMORGAN CHASE BANK, as Depositary
By:	/s/ Jordana Chutter

Name:	Jordana Chutter
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Philippine Long Distance Telephone Company certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Makati, Metro Manila, Republic of the Philippines on January 13, 2003.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By:	/s/ Manuel V. Pangilinan

Name:	Manuel V. Pangilinan
Title:	President and Chief Executive Officer

By:	/s/ Anabelle L. Chua

Name:	Anabelle L. Chua
Title:	Treasurer and Senior Vice President

POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Manuel V. Pangilinan and Ma. Lourdes C. Rausa Chan, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on January 13, 2003.

Name	Title

Antonio O. Cojuangco	Chairman of the Board

/s/ Manuel V. Pangilinan Manuel V. Pangilinan	Director, President and Chief Executive Officer

/s/ Anabelle L. Chua Anabelle L. Chua	Treasurer, Principal Financial Officer

/s/ Helen Y. Dee Helen Y. Dee	Director

/s/ Corazon S. de La Paz Corazon S. de La Paz	Director

Albert F. del Rosario	Director

/s/ Ray C. Espinosa Ray C. Espinosa	Director

/s/ Napoleon L. Nazareno Napoleon L. Nazareno	Director

/s/ Rev. Fr. Bienvenido F. Nebres, S.J. Rev. Fr. Bienvenido F. Nebres, S.J.	Director

/s/ Maria Lourdes C. Rausa-Chan Maria Lourdes C. Rausa-Chan	Director, Senior Vice President General Counsel and Corporate Secretary

Pedro E. Roxas	Director

/s/ Taketo Suzuki Taketo Suzuki	Director

Mitsuhiro Takase	Director

/s/ Ricardo R. Zarate Ricardo R. Zarate	Director

/s/ Celso T. Dimarucut Celso T. Dimarucut	Principal Accounting Officer

AUTHORIZED REPRESENTATIVE

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below in the City of Newark, State of Delaware on December 14, 2003, by the undersigned as the duly authorized representative of Philippine Long Distance Telephone Company in the United States.

PUGLISI AND ASSOCIATES
By:	/s/ Donald J. Puglisi

Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page

(a)(1)	Form of Amendment No. 2 to Preferred Stock Deposit Agreement

(a)(2)	Form of Amendment No. 1 to Preferred Stock Deposit Agreement

(a)(3)	Preferred Stock Deposit Agreement

(b)(1)	Form of Amendment No. 2 to Preferred Stock Agreement

(b)(2)	Amendment No. 1 to Preferred Stock Agreement

(b)(3)	Preferred Stock Agreement

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.